BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

Pursuant to CVM Instruction 358 of January 3, 2002, BRF S.A. (“Company”) announces that in the light of a resolution of its Board of Directors, it is examining strategic alternatives for its dairy products division, including the establishment of partnerships or the partial sale of these assets to third parties.

Pursuant to current regulations, the Company will keep the market in general informed as to this operation.

São Paulo, February 26, 2014.

Augusto Ribeiro Júnior

Chief Financial and Investor Relations Officer